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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January, 2003




                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)


                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X    Form 40-F
                                   ---             ---



        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes      No  X
                                    ---     ---




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                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

        Attached is an English translation of the summary of the letter dated January 16, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores, informing that the Company decided to call to a Bondholders Meeting Class A and B Notes issued under the Global Note Program of issuance jointly or individually.



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By letter dated January 16, 2003, the Company informed that it decided to call to a Bondholders Meeting Series A and B Notes issued under the Global Note Program of issuance jointly or individually that will be held on February 10, 2003 in order to consider the waiver to the Company for breach of the covenants of the Section Certain Covenants, subsection Financial Ratios included in the Pricing Supplement of the Class A and B Notes.



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                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                                            ALTO PALERMO S.A. (APSA)


                                            By:
                                                -------------------------------
                                                Name: Saul Zang
                                                Title: Director





Dated: January 20, 2003